LETTERHEAD OF ONE XL, CORP.

October 3, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549-7010

Attn.: Tia Jenkins, Senior Assistant Chief Accountant

Re: One XL Corp.

Form 10-K/A for Fiscal Year Ended June 30, 2010

Filed August 4, 2011

File No. 000-53423

Dear Ms. Jenkins:

This letter sets forth the response of One XL, Corp. (“we,” “us,” or the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011 (the "Comment Letter") concerning the Company’s Annual Report on Form 10-K/A-2 for the fiscal year ended June 30, 2010 as filed with the Commission on September 13, 2011 (the “Amendment No. 2”).

References in the text of the response herein is to Amendment No. 3 to the 2010 Annual Report (“Amendment No. 2”), which is being filed by the Company with the Commission on the date hereof. For your convenience, we have set forth the comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page 5

1.      We note the first paragraph of your revised audit report continues to state “the period of inception (February 28, 2008) through June 30, 2008.” Please revise.

Response:

We advise the Staff that our auditors have revised the scope and opinion paragraphs of their report to cover the cumulative period from February 20, 2008 (inception) to June 30, 2010, the date of the most recent balance sheet. The revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 3.

Please note that we acknowledge the following:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact the undersigned at (704) 556-9989.

Very truly yours,

ONE XL, CORP.

By: /s/ C. Lynn White

C. Lynn White, President